Filed Pursuant to Rule 424(b)(3)
Registration No. 333-205960

GRIFFIN-AMERICAN HEALTHCARE REIT IV, INC.
SUPPLEMENT NO. 2 DATED APRIL 15, 2016
TO THE PROSPECTUS DATED FEBRUARY 16, 2016

This document supplements, and should be read in conjunction with, our prospectus dated February 16, 2016, as supplemented by Supplement No. 1 dated March 21, 2016. Unless otherwise defined in this Supplement No. 2, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 2 is to disclose:

•	the satisfaction of our minimum offering and the status of our public offering;

•	our process for the admission of stockholders and revised subscription instructions for shares of our common stock; and

•	the declaration of distributions to our stockholders.

Satisfaction of Our Minimum Offering and Status of Our Public Offering

We commenced our initial public offering of shares of our common stock on February 16, 2016. Until subscriptions aggregating at least $2,000,000 were received and accepted by us, all subscription proceeds were placed in escrow. The conditions of our minimum offering amount were satisfied on April 12, 2016, and we admitted our initial subscribers as stockholders (provided, that residents of Ohio, Washington and Pennsylvania will not be admitted as stockholders until we have received and accepted subscriptions aggregating at least $10,000,000, $20,000,000 and $150,000,000, respectively). As of April 13, 2016, we had received and accepted subscriptions in this offering for 217,805 shares of our common stock, or approximately $2,116,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP. As of April 13, 2016, approximately $2,997,884,000 in shares of our common stock remained available for sale to the public pursuant to this offering, excluding shares available pursuant to the DRIP. We will sell shares of our common stock in our offering until the earlier of February 16, 2018, or the date on which the maximum offering amount has been sold; provided however, that our board of directors may extend this offering for an additional year or as otherwise permitted under applicable law.

Admission of Stockholders and Subscription Instructions

The “How to Subscribe” section on page iv of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Investors who meet the suitability standards described herein may subscribe for shares of our common stock as follows:

•	Review this entire prospectus and any appendices and supplements accompanying this prospectus.

•	Complete the execution copy of the Subscription Agreement. A specimen copy of the Subscription Agreement is included in this prospectus as Exhibit B.

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Deliver the full purchase price of the shares of our common stock being subscribed for in the form of checks, drafts, wire, Automated Clearing House (ACH) or money orders, along with a completed, executed Subscription Agreement, to your participating broker-dealer.

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Make your form(s) of payment payable to “Griffin-American Healthcare REIT IV, Inc.,” except that (i) Ohio investors should make their form(s) of payment payable to “UMB Bank Escrow Agent for Griffin-American Healthcare REIT IV, Inc.” until we have received and accepted subscriptions for $10,000,000, at which point form(s) of payment should be made payable to “Griffin-American Healthcare REIT IV, Inc.”; (ii) Washington investors should make their form(s) of payment payable to “UMB Bank Escrow Agent for Griffin-American Healthcare REIT IV, Inc.” until we have received and accepted subscriptions for $20,000,000, at which point form(s) of payment should be made payable to “Griffin-American Healthcare REIT IV, Inc.”; and (iii) Pennsylvania investors should make their form(s) of payment payable to “UMB Bank Escrow Agent for Griffin-American Healthcare REIT IV, Inc.” until we have received and accepted subscriptions for $150,000,000, at which point form(s) of payment should be made payable to “Griffin-American Healthcare REIT IV, Inc.”

By executing the Subscription Agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor attests that he or she meets the minimum income and net worth standards we have established.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription, in whole or in part. An approved custodian or trustee must process and forward to us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans. See the “Suitability Standards” and the “Plan of Distribution – Subscription Process” sections of this prospectus for additional details on how you can subscribe for shares of our common stock.

The first paragraph of the “Plan of Distribution – Subscription Process” section on page 195 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

To purchase shares of our common stock in this offering, you must complete and sign a subscription agreement similar to the one contained in this prospectus as Exhibit B. After you become a stockholder, you may purchase additional shares of our common stock by completing and signing an additional investment subscription agreement similar to the one contained in this prospectus as part of Exhibit B. You should pay for your shares of our common stock by delivering the full purchase price of the shares of our common stock in the form of checks, drafts, wire, Automated Clearing House (ACH) or money orders, payable to “Griffin-American Healthcare REIT IV, Inc.,” except that (i) Ohio investors should make their form(s) of payment payable to “UMB Bank Escrow Agent for Griffin-American Healthcare REIT IV, Inc.” until we have received and accepted subscriptions for $10,000,000, at which point form(s) of payment should be made payable to “Griffin-American Healthcare REIT IV, Inc.”; (ii) Washington investors should make their form(s) of payment payable to “UMB Bank Escrow Agent for Griffin-American Healthcare REIT IV, Inc.” until we have received and accepted subscriptions for $20,000,000, at which point form(s) of payment should be made payable to “Griffin-American Healthcare REIT IV, Inc.”; and (iii) Pennsylvania investors should make their form(s) of payment payable to “UMB Bank Escrow Agent for Griffin-American Healthcare REIT IV, Inc.” until we have received and accepted subscriptions for $150,000,000, at which point form(s) of payment should be made payable to “Griffin-American Healthcare REIT IV, Inc.”

Declaration of Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary – Distribution Policy” section on page 20 of the prospectus and the “Description of Capital Stock – Distribution Policy” section on page 173 of the prospectus:

On April 13, 2016, our board of directors authorized a daily distribution to our stockholders of record as of the close of business on each day of the period from May 1, 2016 through June 30, 2016. Our advisor, Griffin-American Healthcare REIT IV Advisor, LLC, has agreed to waive asset management fees that may otherwise be due to our advisor pursuant to our Advisory Agreement dated February 16, 2016, in order to provide us with additional funds to pay distributions to our stockholders. Our advisor has agreed to waive the asset management fees only until such time as the amount of such waived asset management fees is equal to the amount of distributions payable to our stockholders for the period commencing on May 1, 2016 and ending on the date we acquire our first property or real estate-related investment. Our advisor will not receive any additional securities, shares of our stock, or any other form of consideration or any repayment as a result of the waiver of such asset management fees.

The daily distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001643836 per share of our common stock. The distributions will be aggregated and paid in cash or shares of our common stock pursuant to the DRIP monthly in arrears. The distributions declared for each record date in the May 2016 and June 2016 periods will be paid in June 2016 and July 2016, respectively, only from legally available funds.

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